FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1     Condensed Consolidated Interim Financial Statements for the Three and Nine Months ended September 30, 2013

99.2     Management Discussion and Analysis for the Three and Nine Months ended September 30, 2013

99.3     Chief Executive Officer Certification of Interim Filings

99.4     Chief Financial Officer Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  November 5, 2013
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer